October 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Michael Davis
Tim Buchmiller

Re:	4D pharma plc
Registration Statement on Form F-1
File No. 333-259501

Acceleration Request
Requested Date:	October 14, 2021
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 4D pharma plc (the “4D Pharma” or the “Company”) hereby requests that the above-referenced Registration Statement on Form F-1 (File No. 333-259501) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Steven Bernard at (650) 714-8525.

[Signature page follows]

Sincerely,

4D PHARMA PLC

/s/ Duncan Peyton

Duncan Peyton, 4D pharma plc
Chief Executive Officer

cc (w/o enclosures):	Steven Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.